Change in independent auditor

Based on the recommendation of the Audit Committee of the Fund, the Board of Trustees has determined not to retain PricewaterhouseCoopers LLP as the Fund's Independent Registered Public Accounting Firm and voted to appoint Deloitte & Touche LLP for the fiscal year ended December 31, 2005. During the two most recent fiscal years, PricewaterhouseCoopers LLP's audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified as to uncertainty, audit scope or accounting principles. Further, there were no disagreements between the Fund and PricewaterhouseCoopers LLP on accounting principles, financial statements disclosure or audit scope, which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference to the disagreement in their reports.